July 27, 2007

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>

Mr. G. Michael Lynch
Executive Vice President and Chief Financial Officer
Federal-Mogul Corporation
26555 Northwestern Highway
Southfield, MI 48034

RE: Federal Mogul Corporation (the "Company")
Form 10-K for the year ended December 31, 2006
File No. 1-01511

Dear Mr. Lynch:

We received your response dated July 11, 2007 in response to our letter dated March 29, 2007, and have the following additional comment. Please respond within 10 business days.

1.   We have reviewed your response to our prior comment in which you explain your rationale for not accounting for the put option with respect to your joint venture investment in Turkey as a derivative pursuant to SFAS No.133. However, after further considering the nature of the put option held by the other party to the joint venture, we now have concern that the existence of this put option, which reduces the other joint venture partner's potential exposure to losses, may result in a requirement for the Company to consolidate this joint venture interest pursuant to FIN46(R). Please explain in detail how you evaluated your investment in this entity to determine whether consolidation would be required pursuant to FIN 46(R). We may have further comment upon receipt of your response.

You may contact Effie Simpson at (202) 551-3346 or the undersigned for any questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Alan J. Haughie
                (248) 354-8648